Exhibit 21.1

Subsidiaries of Gramercy Property Trust Inc.

ENTITY	JURISDICTION

GPT Property Trust LP	Delaware

GKK Management Co. LLC	Delaware

GPT GIG BOA Portfolio Owner LLC	Delaware

GPT European Fund Owner LLC	Delaware

GPT European Fund Manager Owner LLC	Delaware

GPT European Fund Carry Owner LLC	Delaware

GPT Gramercy Europe Limited Owner LLC	Delaware

Gramercy Investment Trust	Maryland

Gramercy Investment Trust II	Maryland